DOGNESS (INTERNATIONAL) CORP

December 2, 2025

Sarah Sidwell

Erin Purnell

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Dogness (International) Corporation
Draft Registration Statement on Form F-3
Filed September 24, 2025
CIK 0001707303

Dear Ms. Sidwell and Ms. Purnell:

This letter is in response to the letter dated November 24, 2025, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Dogness (International) Corporation (the “Company,” “we,” and “our”) with respect to the above-referenced Draft Registration Statement on Form F-3. For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The public Registration Statement is being filed to accompany this letter.

Draft Registration Statement on Form F-3 filed September 24, 2025

General

1.	Please revise your registration statement to include audited financial statements for your most recent fiscal year. See Item 8.A.4 of Form 20-F.

Response: The Company respectfully acknowledges the Staff’s comment and advises that it has included the audited financial statements for the fiscal year ended June 30, 2025.

Cover Page

2.	Your registration statement indicates this is an offering for up to $300,000,000. However, on page 1 you state it is an offering for up to $250,000,000. Please reconcile.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the registration statement to reconcile the discrepancy. The offering amount has been updated throughout the filing to reflect the correct amount of $300,000,000.

3.

Please revise your delaying amendment language to state “registrant hereby amends this registration statement”, rather than “registrant hereby files this registration statement.” Please refer to Rule 473 of the Securities Act.

Response: The Company respectfully advises the Staff that it has revised the delaying amendment language to state that the “registrant hereby amends this registration statement,” consistent with the requirements of Rule 473 under the Securities Act.

Exhibits

4.

We note the footnote to your Exhibit List that your Senior Debt Indenture and your Subordinated Debt Indenture may be incorporated by reference in a subsequent filing. Please file your indentures as exhibits to this Form F-3. Please refer to Question 212.19 of our Securities Act Rules Compliance and Disclosure Interpretations.

Response: The Company respectfully acknowledges the Staff’s comment and advises that it will not file the Senior Debt Indenture or the Subordinated Debt Indenture in this Form F-3 registration statement. The Company has removed these items from the exhibit list in the amended registration statement.

5.	We note you have filed a “Form of” opinion. Please provide your dated and signed opinion as an exhibit. Additionally, please amend the brackets in the first paragraph of the opinion.

Response: The Company respectfully acknowledges the Staff’s comment and advises that it has filed a dated and signed opinion as an exhibit to the amended registration statement. In addition, the brackets in the first paragraph of the opinion have been removed, as applicable.

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We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Anthony W. Basch, Esq., of Kaufman & Canoles, P.C., at (804) 771-5725.

Very truly yours,

By:	/s/ Silong Chen
Silong Chen
Chief Executive Officer and Director

cc:	Anthony W. Basch, Esq.
Kaufman & Canoles, P.C.